BRT REALTY TRUST
60 Cutter Mill Rd. Suite 303
Great Neck, NY 11021
(516) 466-3100

April 12, 2013

VIA EDGAR

Mr. Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      BRT Realty Trust
Form 10-K for the Year Ended September 30, 2012
Filed December 13, 2012
File No. 001-07172

Dear Mr. Wiggins:

Our responses to your comment letter dated March 26, 2013 regarding this filing are set forth below.

Form 10-K for the Fiscal Year Ended September 30, 2012

Our Loan Portfolio, page 3
1.
We note the risk factor on page 18 discussing the risk associated with high loan-to-value ratios.  Please provide the loan-to-value ratios for your loan portfolio in future Exchange Act periodic reports or tell us why such information is not material.  Also, please tell us if you develop any internal credit rating for your outstanding loans.

Response:
In future filings of our Annual Report on Form 10-K, we will provide, to the extent material, the loan to value ratio of our aggregate loan portfolio. Though we review each loan on a quarterly basis and determine impairment, if any, on a loan by loan basis, we do not maintain internal credit ratings on our loans.

Our Multi-Family Properties, page 6
2.
On page 7, you indicate that your venture partners may require a property to be sold under “specified” situations.  In future Exchange Act periodic reports, please provide additional details regarding this ability and tell us if it represents a material risk.

Response:
In future filing of our Form 10-K, we will provide additional disclosure with respect to the events that may allow our venture partner to require a sale of a property.  Though each joint venture operating agreement contains different terms, such agreements generally provide that we or our partners may require a sale under specified circumstances including (i) after the passage of time (e.g., two years after the acquisition), (ii) if the partners are unable to agree on major decisions, (iii) upon a change in control of our subsidiary owning the interest in the joint venture, or (iv) one or more of the foregoing.  A related risk is identified at page 23 of our Form 10-K under the caption “Risks involved in conducting real estate activity through joint ventures.”

Newark Joint Venture, page 8
3.
It appears that two leases account for about 55% of your rental income for 2013.  In future Exchange Act periodic reports, please provide additional details regarding such leases, as they appear material or advise.  Discuss the principal terms of the leases and the nature of the businesses conducted on the property.

Response:
Set forth below is information regarding these leases:

			Fiscal 2013 Contractual
Nature of Tenant	Square footage leased	Lease Expiration	Rental Revenue
Charter school	35,000	2029	$705,000
Specialized clothing	5,000	2021	$ 41,000

We will, in future filings of our Form 10-K, include such information to the extent material.

Information and Activities Relating to development Sites, page 10
4.
In future Exchange Act periodic reports, as applicable, please disclose the cost incurred to date and budgeted cost related to the Teachers Village development.  To the extent you incurred leasing costs associated with this development or the other properties in the Newark Joint Venture, please discuss such costs in future filings.

Response:
We will, in future filings of our Form 10-K, provide the requested disclosures.

Item 7, Management’s Discussion and Analysis, page 29
5.	Please tell us why the total revenues from real estate on page 30 is $9.553 million while the real estate revenues on page 31 is $8.675 million.

Response:
The $9.553 million of revenues from our multi-family and other real estate segments as calculated from page 30 includes approximately $876,000 attributable to the United States Treasury subsidy for qualified school construction bond interest expense.  This subsidy is not “rental revenue” and accordingly is excluded from “Rental and other revenue from real estate property” but included in “Other income” on the chart on page 31.

6.
In future Exchange Act periodic reports, please disclose your period to period changes in same store performance including the relative impact of occupancy and rent rate changes.  Please disclose how you determined which properties to include and disclose if any properties were excluded other than properties not owned in both periods.

Response:
In accordance with our telephonic conversation with the staff on or about March 28, 2013, in the periodic reports we file in the future, we will provide the information required by Item 303 of Regulation S-K (and in particular, the trend and similar information required by Item 303 (a)(3) of such regulation).

Note 1- Organization, Background and Significant Accounting Policies, page F-9

7.	In future filings, please disclose your accounting policy for recognizing gains on sales of real property assets.

Response:
As discussed with the staff, the last paragraph on page F-11 of note 1 of our consolidated financial statements discloses our policy for recognizing gains on the sale of real property.

BRT Realty Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional questions or comments that you may have, please contact me at the number listed above.

Sincerely,

BRT REALTY TRUST

/s/George Zweier

George Zweier
Vice President and
Chief Financial Officer